
September 18, 2025

Frank Lanuto
Principal Accounting Officer
Stagwell Inc
One World Trade Center , Floor 65
New York , NY 10007

> **Re: Stagwell Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-13718**
> **Filed March 11, 2025**

Dear Frank Lanuto:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024

Management' Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 47

1. Your disclosure here and in the Form 10-Q for the fiscal period ended June 30, 2025 appears to note the main factors contributing to how operating cash was determined for each period. Your disclosure should be a comparative analysis of the change between periods in the reported amount of net cash of operating activities, which was an increase of approximately $62 million (76%) in fiscal 2024 from fiscal 2023 and increase of approximately $122 million (181%) in the interim period 2025 from the corresponding period of fiscal 2024. Refer to item 303(b) and all applicable instructions to paragraph (b) regarding analysis of material changes in line items from period to period and the introductory paragraph of section IV.B and all of B.1 of Release No. 33-8350 regarding the content of the analysis. Also, refer to section III.D

of Release No. 33-6835 (501.04 of the staff's Codification of Financial Reporting) regarding quantification of factors cited. Please revise your annual and interim period disclosures as appropriate. Note merely citing amounts reported in the statement of cash flows may not be useful to investors without discussing underlying factors, particularly in regard to material changes in working capital items. Of further note, cash paid for income taxes decreased in fiscal 2024 from fiscal 2023 by approximately $22 million that appears to be a material factor contributing to the increase in operating cash between those periods.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services